Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Earnings before fixed charges:
Add:
Loss from continuing operations	$ (31,166)	$ (23,938)	$ (15,000)	$ (8,614)	$ (8,296)	$ (4,323)	$ (840)
Fixed charges - per below	54,192	47,831	44,539	46,626	44,329	10,159	10,976
Less:
Capitalized interest	(99)	(73)	(132)	(82)	(185)	(29)	(95)

Earnings before fixed charges	22,927	23,820	29,407	37,930	35,848	5,807	10,041

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	53,943	47,608	44,257	46,394	43,994	10,092	10,843
Capitalized interest	99	73	132	82	185	29	95
Estimate of interest within rental expense	150	150	150	150	150	38	38

Total Fixed Charges	54,192	47,831	44,539	46,626	44,329	10,159	10,976

Income allocated to preferred shareholders	-	-	-	1,218	6,008	1,502	1,502
Total combined fixed charges and preferred distributions	54,192	47,831	44,539	47,844	50,337	11,661	12,478

Ratio of earnings to fixed charges (a)	0.42	0.50	0.66	0.79	0.71	0.50	0.80

(a)  Due to our losses in fiscal 2008, 2009, 2010, 2011 and 2012 and in the three months ended March 31, 2012 and 2013, the coverage ratio was less than 1:1.  The Company must generate additional earnings of $31.3 million, $24.0 million, $15.1 million, $9.9 million and $14.5 million in fiscal 2008, 2009, 2010, 2011 and 2012, and $5.9 million and $2.4 million in the three months ended March 31, 2012 and 2013, respectively, to achieve a fixed charge coverage ratio of 1:1.